EXHIBIT 21.1



                           SUBSIDIARIES OF THE COMPANY




The following are subsidiaries of Siberian Energy Group Inc.:

ZAURALNEFTEGAZ LIMITED
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A  company  organized  under the laws of England, of which Siberian Energy Group
Inc.  owns  50%  of  the  issued  and  outstanding  stock.

SIBERIAN ENERGY GROUP
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A corporation formed under the laws of the Province of Ontario, Canada, of which
Siberian Energy Group Inc. owns 100% of the issued and outstanding stock.

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